SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Monster Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

611742107
(CUSIP Number)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax Avenue, Suite 1100

Denver, Colorado 80202

(408) 920-5999

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611742107	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON MEDIANEWS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,300,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,300,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,300,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 611742107	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 12, 2016, the Reporting Person issued a press release that included an open letter to the shareholders of the Issuer. In the letter, the Reporting Person reiterated its intention not to tender its shares of Common Stock in the Tender Offer and discussed its intention to conduct a consent solicitation of the Issuer’s stockholders to remove members of the board of directors (the “Board”) of the Issuer and to fill vacancies resulting from such removals with persons nominated by the Reporting Person. The foregoing summary of the press release is qualified in its entirety by reference to the full text of the press release, which is attached as Exhibit 2 to this Schedule 13D and which is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
2	Press Release, dated September 12, 2016.

CUSIP No. 611742107	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2016

MEDIANEWS GROUP, INC.

By:	/s/ Joseph Anto
Name: Joseph Anto
Title: Authorized Signatory